UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

KONTRON MOBILE COMPUTING, INC.

(NAME OF SUBJECT COMPANY (ISSUER))

KAC ACQUISITION CORP.

KONTRON AG

(NAMES OF FILING PERSONS (OFFERORS))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(TITLE OF CLASS OF SECURITIES)

31659P-10-3

(CUSIP NUMBER OF CLASS OF SECURITIES)

HANNES NIEDERHAUSER

CHAIRMAN OF THE BOARD

KONTRON AG

OSKAR-VON-MILLER-STRASSE 1

D-85386 ECHING, GERMANY

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

NORMAN L. SMITH, ESQ.

SOLOMON WARD SEIDENWURM & SMITH, LLP

401 B STREET, SUITE 1200

SAN DIEGO, CA 92101

(619) 231-0303

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$3,992,139	$507

(1) The transaction value is estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 7,258,434 shares of common stock, par value $.001 per share (the “Shares”), of Kontron Mobile Computing, Inc., at a purchase price of $0.55 per Share, net to the seller in cash. Such number of Shares is based on information received from Kontron Mobile Computing, Inc. and assumes (i) 7,258,434 Shares outstanding (excluding Shares already held by Kontron AG) as of May 3, 2004 and (ii) that no options or warrants are exercised on or prior to the expected consummation of the tender offer.

(2) The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 7 of 2004 issued by the Securities and Exchange Commission on January 26, 2004.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: $507	FILING PARTY: Kontron AG
FORM: Schedule TO-T	DATE FILED: June 15, 2004

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1

☐ issuer tender offer subject to Rule 13e-4

☒ going-private transaction subject to Rule 13e-3

☒ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the “Schedule TO”) filed by Kontron AG, a German corporation (“Kontron AG”) and KAC Acquisition Corp., a Minnesota corporation and wholly-owned subsidiary of Kontron AG (“KAC Acquisition”), with the Securities and Exchange Commission dated June 15, 2004. This Schedule TO relates to the offer by KAC Acquisition to purchase all the outstanding shares of common stock, par value $.001 per share (the “Shares”), of Kontron Mobile Computing, Inc., a Minnesota corporation (“Kontron Mobile”), at $0.55 per Share, net to the seller in cash, not held by Kontron AG, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 15, 2004 (as amended and supplemented, the “Offer to Purchase”), and the related Letter of Transmittal.

Except as otherwise set forth below, the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO. Capitalized terms used but not defined herein shall have the meaning set forth in the Offer to Purchase.

The Schedule TO is hereby amended to include the following:

SCHEDULE 13 D

CUSIP Number 31659P-10-3

(1)	Names of Reporting Persons
IRS Identification Nos. of Above Persons (Entities Only)

Kontron AG (f/k/a Kontron Embedded Computers AG)

(2)	Check the Appropriate Box if a Member of a Group:

(a)	☐

(b)	☐

(3)	SEC Use Only

(4)	Source of Funds

WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

Germany

Number of Shares Beneficially Owned by Each

Reporting Person with

(7)	Sole Voting Power

13,163,242

(8)	Shared Voting Power

0

(9)	Sole Dispositive Power

13,163,242

(10)	Shared Dispositive Power

0

3

(11)	Aggregate Amount of Beneficially Owned by Each Reporting Person

13,163,242

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11):

65%

(14)	Type of Reporting Person

HC

ITEM 4. TERMS OF THE TRANSACTION

Item 4 of the Schedule TO is hereby amended and supplemented as set forth below.

We amend the section entitled “Terms of the Transaction” beginning on page 1 by supplementing bullet point number 9, which begins “We are not required to complete the tender offer . . . ,” with the following final sentence:

In no event, however, will we purchase Kontron Mobile shares in the tender offer, if less than a majority of the outstanding Kontron Mobile shares, excluding shares beneficially owned by us, are tendered in the tender offer. See “Introduction” and Section 11, “The Offer—Certain Conditions of the Offer.”

We amend the section entitled “Questions and Answers About the Tender Offer—What are the Most Significant Conditions to the Offer?” beginning on page 2 by adding the following paragraph as the second paragraph in that section:

The tender of at least a majority of the outstanding Kontron Mobile shares, excluding shares beneficially owned by Kontron AG (the “Majority of the Minority Condition”).

We amend the section entitled “Introduction” beginning on page 6 as follows:

The third paragraph of that section is deleted and replaced in its entirety with the following:

OUR OFFER IS CONDITIONED, AMONG OTHER THINGS, ON:

–	THE TENDER OF A SUFFICIENT NUMBER OF SHARES SO THAT, AFTER THE PURCHASE OF THE SHARES PURSUANT TO THE OFFER, WE WOULD OWN AT LEAST 90% OF THE OUTSTANDING SHARES ON A FULLY-DILUTED BASIS (THE “MINIMUM CONDITION”); AND

–	THE TENDER OF AT LEAST A MAJORITY OF THE OUTSTANDING SHARES OF KONTRON MOBILE, EXCLUDING SHARES BENEFICIALLY OWNED BY KONTRON AG (THE “MAJORITY OF THE MINORITY CONDITION”).

We amend the section entitled “KAC Acquisition’s and Kontron AG’s Position Regarding the Fairness of the Offer and the Merger” beginning on page 16 by adding the following bullet to the list of bullets under the first paragraph:

The Offer is conditioned on the tender of at least a majority of the Shares not owned by Kontron AG—the Majority of the Minority Condition. Satisfaction of this condition will require that at least approximately

4

3,629,218 Shares of the approximately 7,258,434 outstanding Shares not owned by Kontron AG (more than 50% of such Shares) are tendered. The Majority of the Minority Condition is designed to provide a true opportunity to the public to determine if the Offer is fair. The Majority of the Minority Condition can not be waived.

We amend the section entitled “Conduct of Kontron Mobile’s Business if the Offer is Not Completed” beginning on page 20 by deleting the first sentence under that section in its entirety and replacing it with the following:

If the Offer is not completed because the Majority of the Minority Condition is not satisfied, or Minimum Condition or any other condition is not satisfied or waived, Kontron AG and KAC Acquisition expect that Kontron Mobile’s current management will continue to operate the business of Kontron Mobile substantially as currently operated.

We amend the section entitled “The Offer—11. Certain Conditions of the Offer” beginning on page 37 as follows:

The first sentence in the section is deleted in its entirety and replaced it as follows:

Notwithstanding any other provision of the Offer, KAC Acquisition shall not be required to accept for payment or pay for any Shares, may postpone the acceptance for payment of or pay for tendered Shares, and may, in its sole discretion, terminate or amend the Offer as to any Shares not then paid for if at the expiration of the Offering Period, the Minimum Condition has not been satisfied or waived, the Majority of the Minority Condition has not been satisfied or at or prior to the time of the expiration of the Offer:

The last paragraph of the section is supplemented by adding the following two final sentences:

In no event, will KAC Acquisition purchase Shares in the Offer unless the Majority of the Minority Condition has been satisfied. The Majority of the Minority Condition is not waivable.

ITEM 12. EXHIBITS

Item 12 of Schedule TO is hereby supplemented by including the following:

(a)(1)(x) Text of Press Release issued by Kontron AG on June 18, 2004.

5

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KONTRON AG

By:	/s/ Hannes Niederhauser
Name: Hannes Niederhauser Title: Chief Executive Officer

KAC ACQUISITION CORP.

By:	/s/ Charles Newcomb
Name: Charles Newcomb Title: Secretary

Dated: June 18, 2004

6